                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                    P.T. Indonesian Satellite Corporation Tbk
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Series B Common Shares, par value Rp.500 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   715680 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Pek Siok Lan
                             STT Communications Ltd
                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6723 8668
                            Facsimile: (65) 6720 7277

                                     Copy to

                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                   UOB Plaza 2
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 11, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ----------------------------

    CUSIP No. 715680 10 4               13D               Page 2 of 16 Pages
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

     Temasek Holdings (Private) Limited
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                 (a) [X](1)
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds

     BK;00
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Singapore
--------------------------------------------------------------------------------
Number of Shares            7.  Sole Voting Power
Beneficially Owned by           0
Each Reporting Person       ----------------------------------------------------
With                        8.  Shared Voting Power
                                589,574,999 (2)(3)
                            ----------------------------------------------------
                            9.  Sole Dispositive Power
                                0
                            ----------------------------------------------------
                            10. Shared Dispositive Power
                                589,574,999 (2)(3)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     434,250,000 (3)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11
     41.94%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
     CO
--------------------------------------------------------------------------------

(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement (as defined in the Statement (defined below)).

(2) Includes 155,324,999 Series B Shares held by MSOE (as defined in the Statement) that are subject to the Shareholders Agreement as to which the Reporting Person expressly disclaims beneficial ownership.

(3) The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by Singapore Technologies Pte Ltd.

-----------------------------                       ----------------------------

    CUSIP No. 715680 10 4               13D               Page 3 of 16 Pages
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------
1.  Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only).

    Singapore Technologies Pte Ltd
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                  (a) [X](1)
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds

    BK;00
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Singapore
--------------------------------------------------------------------------------
Number of Shares                        7.  Sole Voting Power
Beneficially Owned by                       0
Each Reporting Person                   ----------------------------------------
With                                    8.  Shared Voting Power
                                            589,574,999 (2)
                                        ----------------------------------------
                                        9.  Sole Dispositive Power
                                            0
                                        ----------------------------------------
                                        10. Shared Dispositive Power
                                            589,574,999 (2)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    434,250,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes
    Certain Shares [X]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row 11
    41.94%
--------------------------------------------------------------------------------
14. Type of Reporting Person
    CO
--------------------------------------------------------------------------------


(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement.

(2) Includes 155,324,999 Series B Shares held by MSOE that are subject to the Shareholders Agreement as to which the Reporting Person expressly disclaims beneficial ownership.

-----------------------------                       ----------------------------

    CUSIP No. 715680 10 4               13D               Page 4 of 16 Pages
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------
1.  Names of Reporting Persons
    I.R.S. Identification Nos. of above person (entities only).

    Singapore Technologies Telemedia Pte Ltd
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                  (a) [X](1)
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds

    BK; 00
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Singapore
--------------------------------------------------------------------------------
Number of Shares                        7.  Sole Voting Power
Beneficially Owned by                       0
Each Reporting Person                   ----------------------------------------
With                                    8.  Shared Voting Power
                                            589,574,999 (2)
                                        ----------------------------------------
                                        9.  Sole Dispositive Power
                                            0
                                        ----------------------------------------
                                        10. Shared Dispositive Power
                                            589,574,999 (2)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    434,250,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes
    Certain Shares [X]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row 11
    41.94%
--------------------------------------------------------------------------------
14. Type of Reporting Person
    CO
--------------------------------------------------------------------------------


(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement.

(2) Includes 155,324,999 Series B Shares held by MSOE that are subject to the Shareholders Agreement as to which the Reporting Person expressly disclaims beneficial ownership.

-----------------------------                       ----------------------------

    CUSIP No. 715680 10 4               13D               Page 5 of 16 Pages
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

     STT Communications Ltd
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                 (a) [X](1)
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds

     BK; 00
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Singapore
--------------------------------------------------------------------------------
Number of Shares                         7.     Sole Voting Power
Beneficially Owned by                           0
Each Reporting Person                    ---------------------------------------
With                                     8.     Shared Voting Power
                                                589,574,999 (2)
                                         ---------------------------------------
                                         9.     Sole Dispositive Power
                                                0
                                         ---------------------------------------
                                         10.    Shared Dispositive Power
                                                589,574,999 (2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     434,250,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11
     41.94%
--------------------------------------------------------------------------------
14.  Type of Reporting Person
     CO
--------------------------------------------------------------------------------


(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement.

(2) Includes 155,324,999 Series B Shares held by MSOE that are subject to the Shareholders Agreement as to which the Reporting Person expressly disclaims beneficial ownership.

-----------------------------                       ----------------------------

    CUSIP No. 715680 10 4               13D               Page 6 of 16 Pages
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------
1.  Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only).

    Indonesia Communications Limited
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                  (a) [X](1)
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds

    BK; 00
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Mauritius
--------------------------------------------------------------------------------
Number of Shares                       7.   Sole Voting Power
Beneficially Owned by                       0
Each Reporting Person                  -----------------------------------------
With                                   8.   Shared Voting Power
                                            589,574,999 (2)
                                       -----------------------------------------
                                       9.   Sole Dispositive Power
                                            0
                                       -----------------------------------------
                                       10.  Shared Dispositive Power
                                            589,574,999 (2)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    434,250,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes
    Certain Shares [X]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row 11
    41.94%
--------------------------------------------------------------------------------
14. Type of Reporting Person
    CO
--------------------------------------------------------------------------------


(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement.

(2) Includes 155,324,999 Series B Shares held by MSOE that are subject to the Shareholders Agreement as to which the Reporting Person expressly disclaims beneficial ownership.

This Amendment No. 1 amends the Schedule 13D previously filed by STT Communications Ltd with the Securities and Exchange Commission on January 29, 2003 (the "Statement") with respect to the Series B Common Shares, par value 500 Rupiah per share (the "Series B Shares"), of P.T. Indonesian Satellite Corporation Tbk, an Indonesian corporation (the "Issuer"). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Annex A which contains information regarding the executive officers and directors of the Reporting Persons is amended and restated in its entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended to include a new last paragraph as follows:

STT Comm has entered into a loan agreement relating to the refinancing of borrowings which were undertaken to finance the acquisition of the securities which are the subject of this Statement. In connection with the loan agreement, Indonesia Communications Limited has agreed to pledge certain securities, including substantially all of the securities which are the subject of this Statement, to secure the funds borrowed under the loan agreement. The pledge is subject to customary default provisions. The description of the pledge in this Statement is qualified in its entirety by reference to the pledge of shares agreement, a copy of which appears as an exhibit to this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Pledge of Shares Agreement, dated as of December 11, 2003, by and between Indonesia Communications Limited and Standard Chartered Bank, as security agent.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 22, 2003

                                        TEMASEK HOLDINGS (PRIVATE) LIMITED



                                        By  /s/ Jeffrey Chua
                                            ------------------------------------
                                        Name : Jeffrey Chua
                                        Title : Director, Legal/Secretariat



                                        SINGAPORE TECHNOLOGIES PTE LTD



                                        By  /s/ Chia Yue Joo
                                            ------------------------------------
                                        Name : Chia Yue Joo
                                        Title : Director, Legal


                                        SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD



                                        By  /s/ Pek Siok Lan
                                            ------------------------------------
                                        Name : Pek Siok Lan
                                        Title : Company Secretary



                                        STT COMMUNICATIONS LTD



                                        By  /s/ Pek Siok Lan
                                            ------------------------------------
                                        Name : Pek Siok Lan
                                        Title : Company Secretary



                                        INDONESIA COMMUNICATIONS LIMITED



                                        By  /s/ Kek Soon Eng
                                            ------------------------------------
                                        Name : Kek Soon Eng
                                        Title :  Director

                                  EXHIBIT INDEX

1. Pledge of Shares Agreement, dated as of December 11, 2003, by and between Indonesia Communications Limited and Standard Chartered Bank, as security agent.

                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited ("Temasek"):

Name, Business Address and Positions at
Temasek                                             Present Principal Occupation      Citizenship
---------------------------------------             ----------------------------      -----------
S Dhanabalan                                        Chairman,                         Singaporean
60B Orchard Road                                    DBS Group Holdings Ltd
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman of Temasek)

Kwa Chong Seng                                      Chairman,                         Singaporean
1 HarbourFront Place                                Director,
#06-00 HarbourFront Tower One                       ExxonMobil Asia Pacific
Singapore 098633                                    Pte Ltd
(Deputy Chairman of Temasek)

Lim Siong Guan                                      Permanent Secretary,              Singaporean
100 High Street #10-01                              Ministry of Finance
Singapore 179434
(Deputy Chairman of Temasek)

Sim Kee Boon                                                                          Singaporean
60B Orchard Road
#06-18 Tower 2                                      Advisor,
The Atrium@Orchard                                  Temasek Advisory Panel
Singapore 238891
(Director of Temasek)

Fock Siew Wah                                       Deputy Chairman,                  Singaporean
DBS Building Tower One                              Fraser & Neave Ltd
46th Floor
Singapore 068809
(Director of Temasek)

Koh Boon Hwee                                       Chairman,                         Singaporean
1 Kim Seng Promenade                                Singapore Airlines Ltd
#10-06 Great World City East Tower
Singapore 237994
(Director of Temasek)

Kua Hong Pak                                                                          Singaporean
205 Braddell Road                                   Director/Managing Director
West Wing 5th Floor                                 ComfortDelgro Corporation
Singapore 579701                                    Limited
(Director of Temasek)

Name, Business Address and Positions at
Temasek                                             Present Principal Occupation      Citizenship
---------------------------------------             ----------------------------      -----------
Lim Chee Onn                                                                          Singaporean
1 HarbourFront Avenue                               Senior Executive Director/
#18-01 Keppel Bay Tower                             Executive Chairman
Singapore 098632                                    Keppel Corporation Ltd
(Director of Temasek)

Ho Ching                                            Executive Director of             Singaporean
60B Orchard Road                                    Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Executive Director of Temasek)

Ng Kok Song                                         Managing Director (Public         Singaporean
168 Robinson Road                                   Markets), Government of
#37-01 Capital Tower                                Singapore Investment
Singapore 068912                                    Corporation Private Limited
(Director of Temasek)

Gan Chee Yen                                        Managing Director, Finance of     Singaporean
60B Orchard Road                                    Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Managing Director, Finance of Temasek)

The following is a list of the executive officers and directors of Singapore Technologies Pte Ltd ("STPL"):

Name, Business Address and Positions
at STPL                                             Present Principal Occupation      Citizenship
---------------------------------------             ----------------------------      -----------
Teo Ming Kian                                       Chairman, Economic Development    Singaporean
Economic Development Board                          Board of Singapore
250 North Bridge Road #25-00
Raffles City Tower
Singapore 179101
(Chairman of STPL)

Ho Ching                                            Executive Director, Temasek       Singaporean
Temasek Holdings (Private) Limited                  Holdings (Private) Limited
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Deputy Chairman of STPL)

Gan Chee Yen                                        Managing Director, Finance        Singaporean
Temasek Holdings (Private) Limited                  Temasek Holdings
60B Orchard Road                                    (Private) Limited
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Alt Director to Ms Ho Ching)

Name, Business Address and Positions
at STPL                                             Present Principal Occupation      Citizenship
--------------------------------------------------- --------------------------------- -------------------

Peter Seah Lim Huat                                 President & CEO of STPL           Singaporean
Singapore Technologies Pte Ltd
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Director, President & CEO of STPL)

Tay Siew Choon                                      Managing Director and Chief       Singaporean
Singapore Technologies Pte Ltd                      Operating Officer, STPL and Dy
51 Cuppage Road #09-01                              Chairman/CEO, Green Dot Capital
StarHub Centre                                      Pte Ltd
Singapore 229469
(Director, Managing Director and Chief
Operating Officer of STPL)

Davinder Singh s/o Amar Singh                       Managing Partner, Drew & Napier   Singaporean
Drew & Napier
20 Raffles Place #17-00
Ocean Towers
Singapore 048620
(Director of STPL)

Wong Kok Siew                                       Deputy Chairman and CEO           Singaporean
SembCorp Industries Ltd.                            SembCorp Industries Ltd.
30 Hill Street #05-04
Singapore 179360
(Director of STPL)

Goh Geok Ling                                       Director                          Singaporean
Tuas Power Ltd
111 Somerset Road #12-02
Singapore 238164
(Director of STPL)

Ng Boon Yew                                         Group Chief Financial Officer     Singaporean
51 Cuppage Road #09-01                              of STPL
StarHub Centre
Singapore 229469
(Group Chief Financial Officer of STPL)

The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd ("STT"):

Name, Business Address and Positions
at STT                                              Present Principal Occupation      Citizenship
--------------------------------------------------- --------------------------------- -------------------
Tan Guong Ching                                     Permanent Secretary, Ministry     Singaporean
New Phoenix Park                                    of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT)

Name, Business Address and Positions
at STT                                              Present Principal Occupation      Citizenship
--------------------------------------------------- --------------------------------- -------------------
Lee Theng Kiat                                      President and CEO, STT & STT      Singaporean
51 Cuppage Road #10-11/17                           Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                                        Corporate Adviser                 Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Bertie Cheng Shao Shiong                            Corporate Adviser                 Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Lim Ming Seong                                      Corporate Adviser                 Singaporean
19A, Serangoon North Ave 5
3rd Floor, Avi-Tech Building
Singapore 554859
(Director of STT)

Tay Siew Choon                                      Managing Director and Chief       Singaporean
51 Cuppage Road #09-01                              Operating Officer, STPL and Dy
StarHub Centre                                      Chairman/CEO, Green Dot Capital
Singapore 229469                                    Pte Ltd
(Director of STT)

Pek Siok Lan                                        Senior Vice President, Legal      Singaporean
51 Cuppage Road #10-11/17                           and General Counsel
StarHub Centre                                      STT & STT Comm
Singapore 229469
(Company Secretary of STT)

Jean F.H.P. Mandeville                              Chief Financial Officer,          Belgian
51 Cuppage Road #10-11/17                           STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT)

Gita Wirjawan                                       Senior Vice-President,            Indonesian
51 Cuppage Road #10-11/17                           International Business
StarHub Centre                                      Development, STT & STT Comm
Singapore 229469
(Senior Vice-President, International
Business Development, STT)

Name, Business Address and Positions
at STT                                              Present Principal Occupation      Citizenship
--------------------------------------------------- --------------------------------- -------------------
Kek Soon Eng                                        Senior Vice-President,            Singaporean
51 Cuppage Road #10-11/17                           Management of Investee
StarHub Centre                                      Companies, STT & STT Comm
Singapore 229469
(Senior Vice-President, Management of
Investee Companies, STT)

The following is a list of the executive officers and directors of STT Communications Ltd ("STT Comm"):

Name, Business Address and Positions
at STT Comm                                         Present Principal Occupation      Citizenship
--------------------------------------------------- --------------------------------- -------------------
Tan Guong Ching                                     Permanent Secretary, Ministry     Singaporean
New Phoenix Park                                    of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT Comm)

Lee Theng Kiat                                      President and CEO, STT & STT      Singaporean
51 Cuppage Road #10-11/17                           Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT Comm)

Sum Soon Lim                                        Corporate Advisor                 Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Bertie Cheng Shao Shiong                            Corporate Adviser                 Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Lim Ming Seong                                      Corporate Adviser                 Singaporean
19A, Serangoon North Ave 5
3rd Floor, Avi-Tech Building
Singapore 554859
(Director of STT Comm)

Tay Siew Choon                                      Managing Director and Chief       Singaporean
51 Cuppage Road #09-01                              Operating Officer, STPL and Dy
StarHub Centre                                      Chairman/CEO, Green Dot Capital
Singapore 229469                                    Pte Ltd
(Director of STT Comm)

Name, Business Address and Positions
at STT Comm                                         Present Principal Occupation      Citizenship
--------------------------------------------------- --------------------------------- -------------------

Pek Siok Lan                                        Senior Vice President, Legal  &   Singaporean
51 Cuppage Road #10-11/17                           General Counsel
StarHub Centre                                      STT & STT Comm
Singapore 229469
(Secretary of STT Comm)

Sio Tat Hiang                                       Executive Vice President, STT &   Singaporean
51 Cuppage Road #10-11/17                           STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President of STT Comm)

Jean F.H.P. Mandeville                              Chief Financial Officer,          Belgian
51 Cuppage Road #10-11/17                           STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT Comm)

Gita Wirjawan                                       Senior Vice-President,            Indonesian
51 Cuppage Road #10-11/17                           International Business
StarHub Centre                                      Development, STT & STT Comm
Singapore 229469
(Senior Vice-President, International Business
Development, STT Comm)

Kek Soon Eng                                        Senior Vice-President,            Singaporean
51 Cuppage Road #10-11/17                           Management of Investee
StarHub Centre                                      Companies, STT & STT Comm
Singapore 229469
(Senior Vice-President, Management of Investee
Companies, STT Comm)


The following is a list of the executive officers and directors of Indonesia Communications Limited ("ICL"):

Name, Business Address and Positions
at ICL                                              Present Principal Occupation      Citizenship
--------------------------------------------------- --------------------------------- -------------------
Lee Theng Kiat                                      President and CEO, STT and STT    Singaporean
51 Cuppage Road #10-11/17                           Comm
StarHub Centre
Singapore 229469
(Director of ICL)

Roger Winfield                                      Managing Director, Deutsche       British
4th Floor, Barkly Wharf East                        Bank Mauritius Limited
Le Caudan Waterfront
Port-Louis
Mauritius
(Director of ICL)

Name, Business Address and Positions
at ICL                                              Present Principal Occupation      Citizenship
--------------------------------------------------- --------------------------------- -------------------
Ashish D Jagarnath                                  Head of Business Development,     Mauritian
4th Floor, Barkly Wharf East                        Deutsche Bank Mauritius Limited
Le Caudan Waterfront
Port-Louis
Mauritius
(Director of ICL)

Kek Soon Eng                                        Senior Vice-President,            Singaporean
51 Cuppage Road #10-11/17                           Management of Investee
StarHub Centre                                      Companies, STT & STT Comm
Singapore 229469
(Director of ICL)